Orbis
Grupa Hotelowa

Warsaw, 2006-10-25

08018356

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

RECEIVED
2006 NOV 13 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE


**ORBIS SA**

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001


**Sofitel**
**Novotel**
**Mercure**
**Ibis**
**Orbis Hotels**
**Etap**

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 21/2006.
Best regards

Alain Billy

Member of the Management Board

PROCESSED
NOV 15 2006
THOMSON
FINANCIAL

razem w podróży • 85 lat • ORBIS

Current report no 21/2006

The Management Board of "Orbis" S.A. hereby informs that considering the current development strategy of the Orbis Hotel Group („Orbis" S.A., Hekon Hotele Ekonomiczne S.A., UAB Hekon, Orbis Kontrakty Sp. z o.o.) and given the possibility of financing, within the „Orbis" S.A. Group (hereinafter the Group), of "Orbis" S.A. financial needs with funds which are temporarily unallocated within the Group, on October 23, 2006, "Orbis" S.A. and Hekon Hotele Ekonomiczne S.A. executed a loan agreement for the amount of PLN 109,619,868.
The debt of "Orbis" S.A. to Hekon Hotele Ekonomiczne S.A. under this loan agreement will not generate an increase in external debt of the Group and does not alter the level of funds within the Group, since on October 24, 2006, the said Companies executed a Debt Set-Off Agreement for set-off of liabilities of Hekon Hotele Ekonomiczne S.A. that arose as a result of repurchase of bonds for the same amount (the information concerning acquisition by Hekon Hotele Ekonomiczne S.A. on October 28, 2005, of 109,619,868 bonds having a nominal value of PLN 1 each, issued by "Orbis" S.A. with a maturity date of October 24, 2006, have been published in the current report no 34/2005) against the liabilities of „Orbis" S.A. that arose as a result of obtaining funds under the loan agreement mentioned hereinabove. On the repurchase date of October 24, 2006, the said bonds have been redeemed, whereupon the agreement for the acquisition of bonds by Hekon Hotele Ekonomiczne S.A. from „Orbis" S.A. was terminated (on account of its value, this agreement was considered a significant agreement under § 2 section 1 point 1 letter b of the Regulation issued by the Council of Ministers on October 19, 2005). Such set-off was possible thanks to execution of an amending annex to the Bond Issue Scheme Agreement between „Orbis" S.A. and Deutsche Bank Polska SA and a statement titled Proposal for Change addressed at Hekon Hotele Ekonomiczne SA, proposing a different method of repurchase of bonds of a III series and expressing the consent of Hekon Hotele Ekonomiczne S.A. to apply such a method. According to the loan agreement, "Orbis" S.A. commits to repay a loan within 12 months from the date of its disbursement; the interest rate was based on the 3M WIBOR rate plus margin. This transaction will enable curbing the costs of financing within the „Orbis" S.A. Group, while the minimum margin level is favorable for both the companies. The said agreement was executed in the following circumstances:

a) "Orbis" S.A. and Hekon Hotele Ekonomiczne S.A. belong to the same ORBIS Tax Group (the information on its registration was promulgated in the gazette "*Monitor Sądowy i Gospodarczy*" no 16, 2006, item 909),
b) under the Credit Facility Agreement dated November 10, 2005 (described in the current report no 36/2005), the debt of „Orbis" S.A. as of June 30, 2006 totaled PLN 304 120 thousand.

The loan agreement executed on October 23, 2006, and a separate Debt Set-Off Agreement executed on October 24, 2006, are – and each of these agreements alone is a – significant agreement(s), since the value of each of those agreements exceeds 10% of the sum of sales revenues of the „Orbis" S.A. Group during the last four quarters of operations, which equaled PLN 561 719 thousand as of June 30, 2006.